WallachBeth Capital, LLC

Harborside Financial Plaza 5

185 Hudson St., Suite 1410

Jersey City, NJ 07311

July 29, 2021

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ABVC BioPHARMA, Inc.
Registration Statement on Form S-1 (Registration No. 333-255112)
Concurrence in Acceleration Request

Ladies and Gentlemen:

WallachBeth Capital, LLC (“WallachBeth”), as representative of the underwriters for the above-referenced offering, hereby concurs in the request by ABVC Biopharma, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on August 2, 2021, pursuant to Rule 461 under the Securities Act. WallachBeth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

WALLACHBETH CAPITAL, LLC

By:	/s/ Eric Schweitzer
Name: Eric Schweitzer Title: CCO